6350 South 3000 East	801.947.3100 phone
Salt Lake City, Utah 84121	801.944.4629 fax

April 11, 2011

Mr. Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	Overstock.com, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed October 29, 2010
File No. 000-49799

Dear Mr. Mew:

Below are the responses of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by conference call held on March 2, 2011, with respect to the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2010 filed with the Commission on October 29, 2010, File No. 000-49799. This letter has been reviewed by KPMG LLP, our independent registered public accounting firm, including its national office and PWC LLP, our former independent registered public accounting firm.

For your convenience, each response is prefaced by the comment received from the Staff on the March 2, 2011 conference call.

Form 10-Q for the quarterly period ended September 30, 2010

2. Accounting Policies, page 7

Sales returns allowance, page 12

1.              The Staff requested a materiality analysis of the net income (loss) impact provided to the Staff as Exhibit 2a of our response dated February 11, 2011.

In Exhibits 1-5 we have provided the requested response.

At your request the Company acknowledges that:

1.               the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.

Exhibits:

Exhibit 1 — Confidential Information to be delivered with Confidential Treatment Rule 83 document.

Exhibit 2 — Confidential Information to be delivered with Confidential Treatment Rule 83 document.

Exhibit 3 — Confidential Information to be delivered with Confidential Treatment Rule 83 document.

Exhibit 4 — Confidential Information to be delivered with Confidential Treatment Rule 83 document.

Exhibit 5 — Confidential Information to be delivered with Confidential Treatment Rule 83 document.